FORM 603

Corporations Act 2001
Section 671B

Notice of initial Substantial Holder

To: Allied Gold Limited

ACN ARSN: 104 855 067

1. Details of substantial holder

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and its subsidiaries

The holder became a substantial holder on: 27/08/2008

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Person's votes	Voting Power
Fully paid ordinary shares	25,153,954	25,153,954	6.12%

For the securities (if any) listed below see NOTE 1 at the end of this form

Class of securities	Number of securities	Person's votes	Voting Power
Fully paid ordinary shares	0	0	0% See note 1 at the end of this form

For the securities (if any) listed below see NOTE 2 at the end of this form

Class of securities	Number of securities	Person's votes	Voting Power
Fully paid ordinary shares	0	0	0% See note 2 at the end of this form

Class of securities	Number of securities	Person's votes	Voting Power
GRAND TOTAL Fully paid ordinary shares	25,153,954	25,153,954	6.12%

For any enquiries regarding this notice, please contact Carol Ye on 02 9303 6132 or John Paull on 02 9303 6021.

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of shares
Avanteos Investments Limited	Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	13,635 Fully paid ordinary shares
Colonial First State Investment Limited (1)	Power to exercise voting rights pursuant to position held as the responsible entity of a managed investment scheme	3,000,000 Fully paid ordinary shares
Colonial First State Investment Limited (2)	Power to exercise voting rights pursuant to position held as manager under investment mandate	22,140,319 Fully paid ordinary shares
Total		25,153,954

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of shares
Avanteos Investments Limited	Avanteos Investments Limited		13,635 Fully paid ordinary shares
Colonial First State Investment Limited (1)	Goldman Sachs (Asia) L.L.C		3,000,000 Fully paid ordinary shares
Colonial First State Investment Limited (2)	Brown Brothers Harriman		22,140,319 Fully paid ordinary shares
Grand Total			25,153,954

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder, is as follows:

Holder of relevant interest	Date of acquisition	Consideration Cash	Non-Cash	Class and number of securities
See annexure "B" to this notice.				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of Association
Avanteos Investments Limited	Is a related body corporate of Commonwealth Bank of Australia
Colonial First State Investment Limited (1)	Is a related body corporate of Commonwealth Bank of Australia
Colonial First State Investment Limited (2)	Is a related body corporate of Commonwealth Bank of Australia

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Avanteos Investments Limited	105 Camberwell Road Hawthorn East Vic 3123
Colonial First State Investment Limited (1)	Level 29, 52 Martin Place, Sydney NSW 2000
Colonial First State Investment Limited (2)	Level 29, 52 Martin Place, Sydney NSW 2000

8. Signature

NOTE 1--(This note is relevant to section 2 3 4 and 5)

The relevant interests in these securitites are /were held by Colonial First State Investments Limited (CFS) as responsible entity of the specified registered managed investment schemes and relate(d) to holdings in connection with the Colonial First State First Choice product range. Decisions to buy/sell those securities and exercise voting rights in relation to those securities are made by external managers (unrelated to the Commonwealth Bank Group) to whom CFS has outsourced those functions. By instrument dated 29 October 2001 the Australian Securities and Investments Commission has granted certain relief to CFS and its related bodies corporate for these holdings from the provisions of Chapter 6 of the Corporations Act in relation to the acquisition of such securities.

NOTE 2--(This note is relevant to section 2 3 4 and 5)

452 Capital Pty Ltd ("452 Capital") is the investment manager in relation to the securities. Exercise of voting and disposal powers by 452 Capital is subject to any client direction. CMLA has a relevant interest in more than 20% of the shares in 452 Capital by virtue of the Exclusivity Agreement attached as Annexure A and therefore, by virtue of s608(3)(a) has a deemed relevant interest in the securities.

....

John Damien Hatton – Company Secretary

Dated the 1 day of September 2008.

Annexure A

This is the annexure mark A referred to in Form 603, Notice of initial Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 27/08/2008

John Damien Hatton – Company Secretary

SCHEDULE

A.C.N. 004 929 962 Pty Ltd (ACN 4929962)	A.C.N. 007 255 521 Pty Ltd (ACN 7255521)
A.C.N. 080 159 762 Pty Ltd (ACN 80159762)	ACAPM Holdings A Pty Limited (ACN 99726495)
ACAPM Holdings B Pty Limited (ACN 99726486)	ACAPM Pty Limited (ACN 99744297)
ACCOMPLI TECHNOLOGIES LIMITED (ACN 094635382)	ACEX NOMINEES PTY LTD (ACN 067025914)
ACS HOLDINGS PTY LTD (ACN 102602988)	ACS SECURITIES PTY LTD (ACN 007305160)
ACUITY RESEARCH LIMITED (ACN 090919387)	Aetna Properties Ltd (ACN 572225)
AFS Life Finance Pty Limited (ACN 85514147)	AGAL Holdings Pty Limited (ACN 96911367)
Antarctic Shipping Pty Ltd (ACN 3622491)	Aquashell Pty Limited (ACN 57036076)
Aquasten Pty Ltd (ACN 6485785)	Armraynald Investments Pty Limited (ACN 68291403)
ASB Bank Limited (398445)	ASB Group Investments Limited (533945)
ASSETWARE PTY LIMITED (ACN 068290273)	AUSIEX MANAGEMENT SERVICES PTY LTD (ACN 091447442)
Australian Bank Limited (ACN 8558601)	AUSTRALIAN CLEARING EXCHANGE PTY LTD (ACN 091247620)
AUSTRALIAN CLEARING NOMINEES PTY LTD (ACN 067026000)	AUSTRALIAN CLEARING SERVICES PTY LTD (ACN 086230079)
Australian Company Number 002 680 471 Pty Limited (ACN 2680471)	Australian Company Number 008 521 579 Pty Limited (ACN 8521579)
AUSTRALIAN INFORMATICS PTY LTD (ACN 077530057)	AUSTRALIAN INVESTMENT EXCHANGE LIMITED (CAN 076515930)
Australian TIC Management Pty Limited (ACN 2213952)	Avanteos Investments Limited (ACN 066 862 977)
Bennelong Centre Pty Ltd (ACN 7328949)	Bizserv Pty Ltd (ACN 94234812)
Brookhollow Ave Pty Limited (ACN 81129660)	CAPITAL 121 PTY LIMITED (ACN 3148187)
CB-CLA Limited (ACN 3069458)	CB-CLARI Pty Limited (ACN 1826884)
CB-CLAS Limited (ACN 3177222)	CB-CLFIA Limited (ACN 3123233)
CB-CLHA Limited (ACN 3742747)	CB-CLMM Limited (ACN 6507731)
CB-CLPF Limited (ACN 1657503)	CB-CLPSG Limited (ACN 2585695)
CB-CLRA Pty Limited (ACN 1826893)	CB-CLSA Limited (ACN 3774865)
CBA CORPORATE SERVICES (NSW) PTY LIMITED (72765434)	CBA Corporate Services (VIC) Pty Limited (ACN 72103532)
CBA Indemnity Co. Pty Limited (ACN 72183290)	CBA International Finance Pty Limited (ACN 63487589)
CBA Investments (No 2) Pty Limited (ACN 73093286)	CBA Investments Limited (ACN 835423)
CBA Leasing (No 2) Pty Limited (ACN 64489238)	CBA Rail & Tram Company Pty Limited (ACN 92452625)
CBA Specialised Financing Limited (ACN 8544554)	CBFC Leasing Pty Limited (ACN 8520965)
CBFC Limited (ACN 8519462)	CBFC Properties Pty Limited (ACN 770454)
CC Group Holdings Pty Ltd (ACN 5934083)	CFS Managed Property Limited (ACN 6464428)
Chullora Equity Investment (No 1) Pty Limited (ACN 70676943)	Chullora Equity Investment (No 2) Pty Limited (ACN 70676710)
Chullora Equity Investment (No 3) Pty Limited (ACN 70677431)	CISL (Hazelwood) Pty Limited (ACN 74747185)
CM Somerton Pty Ltd (ACN 5367671)	CMG Asia Limited (ACN)
CMG Asia Pty Ltd (ACN 75668932)	CMG Asia Trustee Company Limited (ACN)
CMG CH China Funds Management Limited (ACN 61146183)	CMG CH China Investments Limited (ACN 61513675)
Collateral Leasing Pty Limited (ACN 2681218)	Colonial AFS Services Pty Ltd (ACN 83514667)
Colonial Agricultural Company Limited (ACN 3963862)	Colonial Asset Finance Pty Ltd (ACN 89354370)
Colonial Asset Management Limited (ACN 64031769)	Colonial Australian Superannuation Ltd (ACN 3244040)
Colonial e.Com Ltd (ACN 3345766)	Colonial Employee Share Plan Pty Ltd (ACN 75669028)
Colonial Finance (Australia) Ltd (ACN 89843041)	Colonial Finance Limited (ACN 67105435)
Colonial Financial Corporation Limited (ACN 29818)	Colonial Financial Management Limited (ACN 7299498)
Colonial First State Fund Services Ltd (ACN 3257001)	Colonial First State Group Limited (ACN 4405556)
Colonial First State Investments Limited (CFSIL) (ACN 2348352)	Colonial First State Private Capital Limited (ACN 2785739)
Colonial First State Private Equity Limited (ACN 2642819)	Colonial First State Property Holdings No 2 Pty Ltd (ACN 511624)
Colonial First State Property Holdings No 3 Pty Ltd (ACN 8100445)	Colonial First State Property Investment Limited (ACN 3466117)
Colonial First State Property Limited (ACN 85313926)	Colonial Holding Company (No 2) Pty Ltd (ACN 75333390)
Colonial Holding Company Pty Ltd (ACN 74706782)	Colonial Insurance Services Pty Ltd (ACN 83157117)
Colonial International Factors Pty Limited (ACN 83082973)	Colonial Investment Services Ltd (ACN 2451970)
Colonial Investments Holding Pty Ltd (ACN 75668987)	Colonial LGA Holdings Limited (ACN 1634439)
Colonial Limited (ACN 74042112)	Colonial Mutual Deposit Services Ltd (ACN 6227809)
Colonial Mutual Funds Limited (ACN 6734514)	Colonial Mutual Property Group Pty Ltd (ACN 7322429)
Colonial Mutual Superannuation Pty Ltd (ACN 6831983)	Colonial Net Limited (ACN 2902712)
Colonial PCA Holdings Pty Ltd (ACN 50535647)	Colonial PCA Properties Ltd (ACN 3354247)
Colonial PCA Services Ltd (ACN 3900187)	Colonial Portfolio Services Limited (ACN 66649241)
Colonial Protection Insurance Pty Limited (ACN 83055967)	Colonial Services Pty Limited (ACN 75733023)
Colonial South Australia Limited (ACN 69065130)	Colonial State Residual (No 1) Pty Ltd (ACN 3909402)

Colonial State Residual (No 2) Pty Ltd (ACN 75733032)
Colonial Tasman Pty Ltd (ACN 83840644)
Commonwealth Bank Officers Superannuation Corporation Pty Ltd (074519798)
Commonwealth Capital Limited (ACN 78898370)
Commonwealth Development Bank of Australia Limited (ACN 74707458)
Commonwealth Fleet Lease Pty Limited (ACN 3429356)
Commonwealth Group Pty Limited (ACN 87485078)
Commonwealth Insurance Limited (ACN 67524216)
Commonwealth Investments Pty Limited (ACN 65166305)
Commonwealth Managed Investments Limited (CMIL) (ACN 84098180)
Commonwealth Securities (Japan) Pty Limited (ACN 86971922)
COMMSERVE FINANCIAL LTD
Comsec Trading Limited (ACN 3485952)
Darontin Pty Ltd (ACN 7029209)
EDAM AM INTERNATIONAL PTY LTD (ACN 076308480)
Fazen Pty Ltd (ACN 3066760)
First State (Hong Kong) LLC (F8489)
First State Investment Management (UK) Limited (Regd Scotland 47708)
First State Investment Services (UK) Limited (Regd England & Wales 3904320)
First State Investments (Singapore) (196900420D)
First State Investments Holdings (Singapore) Limited (Regd 199901706Z)
FIVE D PROPERTY MANAGEMENT (NSW) PTY LTD (ACN 7301582)
FIVE D PROPERTY MANAGEMENT (SA) PTY LTD (ACN 7322438)
FIVE D PROPERTY MANAGEMENT (WA) PTY LTD (ACN 83531579)
Fouron Pty Ltd (ACN 3066840)
GATX Rail (BY-1) Pty Limited (ACN 90495999)
GATX Rail (BY-3) Pty Limited (ACN 90495971)
GATX Rail (SW-1) Pty Limited (ACN 90496058)
GATX Rail (SW-3) Pty Limited (ACN 90496021)
GATX Rail (Victoria) Pty Limited (ACN 90065964)
Goldman Sachs (Asia) L.L.C (ABN 35 717 040 327)
HFV6 PTY LIMITED (ACN 76980740)
Homepath Pty Limited (ACN 81986530)
Infravest (No 1) Limited (ACN 60472522)
Investment Co Pty Ltd (ACN 83405627)
INVESTORWEB.COM. LIMITED (ACN 090908106)
IWL BROKING SOLUTIONS LIMITED (ACN 091482825)
IWL MANAGEMENT SERVICES PTY LTD (ACN 109388016)
Jacques Martin Pty Ltd (ACN 6100830)
JDV NOMINEE HOLDINGS PTY LTD (ACN 008830260)
JDV SOLUTIONS PTY LTD (ACN 092048103)
Keystone Financial Services Ltd (ACN 65021418)
Leaseway Transportation Pty Limited (ACN 78463457)
MERCURY MARKET TECHNOLOGIES PTY LTD (ACN 095199090)
NEMUS TECHNOLOGIES PTY LTD (ACN 091509750)
NETWORTHTECH PTY LTD (ACN 092167498)
ONLINE CAPITAL PARTNERS LIMITED (ACN 094321105)
Perpetual Stock Pty Limited (ACN 65094886)
Preferred Capital Limited (ACN 101 938 176)
RVG Administration Company Pty Limited (ACN 70835344)
SANFORD IP PTY LTD (ACN 091447433)
SBSSW (Delaware) Inc (ACN)
Securitisation Advisory Services Pty Limited (ACN 64133946)
Senbary Pty Limited (ACN 83183242)
SHARES ONLINE PTY LIMITED (ACN 079075737)

Colonial Statutory Funds Management Limited (ACN 2807221)
Colonial Trade Services (Hong Kong) Limited (ACN)
Commonwealth Capital Corporation Limited (ACN 78898432)
Commonwealth Custodial Services Limited (CCSL) (ACN 485487)
COMMONWEALTH FINANCIAL PLANNING LIMITED (ACN 3900169)
Commonwealth Funds Management Limited (CFM) (ACN 52289442)
Commonwealth Insurance Holdings Limited (ACN 88327959)
Commonwealth Investment Services Limited (CISL) (ACN 3049830)
Commonwealth Life Limited (CLL) (ACN 3610008)
Commonwealth Property Pty Limited (ACN 94052436)
Commonwealth Securities Limited (ACN 067 254 399)
COMMWEALTH INTERNATIONAL HOLDINGS PTY LIMITED (ACN 74025371)
CST Securitisation Management Limited (ACN 80151337)
ECHELON PORTFOLIO SOLUTIONS PTY LTD (ACN 121203496)
Emerald Holding Company Limited (ACN 66147528)
Financial Wisdom Limited (ACN 6646108)
First State Investment International Limited (Regd Scot 79063)
FIRST STATE INVESTMENT MANAGERS (ASIA) LIMITED (ACN 54571701)
First State Investments (Hong Kong) Limited (206616)
First State Investments (UK) Limited (Regd Eng/Wales 2294743)
First State Nominees (Hong Kong) Ltd (206615)
FIVE D PROPERTY MANAGEMENT (QLD) PTY LTD (ACN 7301573)
FIVE D PROPERTY MANAGEMENT (VIC) PTY LTD (ACN 7301591)
Fleet Care Services Pty Ltd (ACN 74503530)
Gandel Chambers Pty Ltd (ACN 104 741 102)
GATX Rail (BY-2) Pty Limited (ACN 90495980)
GATX Rail (BY-4) Pty Limited (ACN 90495962)
GATX Rail (SW-2) Pty Limited (ACN 90496030)
GATX Rail (SW-4) Pty Limited (ACN 90496012)
Gold Star Mortgage Management Pty Ltd (ACN 63742049)
Hazelwood Investment Company Pty Limited (ACN 75041360)
HIC Finance Pty Limited (ACN 75495528)
IMEDIA TECHNOLOGY PTY LTD (ACN 083042988)
Infravest (No 2) Limited (ACN 71656865)
INVESTOR SECURITIES PTY LTD (ACN 123381662)
IWL ASSET MANAGEMENT PTY LTD (ACN 086219552)
IWL Limited (ACN 078 119 212)
Jacques Martin Administration and Consulting Pty Ltd (ACN 6787748)
JDV LIMITED (ACN 009136029)
JDV SETTLEMENTS NOMINEES PTY LTD (ACN 008697818)
JDV STOCK HOLDINGS NOMINEES PTY LTD (ACN 008741080)
Lazarose Pty Ltd (ACN 3816448)
LG Inc. (ACN)
MMAL Fleet Lease Arranger Pty Ltd (ACN 76409526)
NETSHARE NOMINEES PTY LTD (ACN 078627577)
Nimitz Nominees Pty Ltd (ACN 3505959)
P. and B. Properties Pty Ltd (ACN 9499512)
PFM Holdings Pty Ltd (ACN 3290597)
Retail Investor Pty Limited (ACN 60625194)
S.B.T. Properties Pty Ltd (ACN 9517328)
SBN Nominees Pty Ltd (ACN 3501773)
SBV Nominees Limited (ACN 6291854)
Securitisation Custodian Pty Limited (ACN 76980704)
Share Investments Pty Limited (ACN 54210276)
SIF Railway No 1 Pty Limited (ACN 96458730)

SIF Railway No 2 Pty Limited (ACN 96458758)
SME Equities Limited (ACN 78207780)
South Australian Fleet Lease Arranger Pty Ltd (ACN 73607440)
Sparad (No 26) Pty Limited (ACN 54797965)
State Nominees Limited (ACN 677350)
Tactical Global Management Limited (ACN 77796411)
Vanoti Pty Ltd (ACN 3519284)
Wezen Pty Ltd (ACN 3501817)

SME Custodians Pty Ltd (ACN 81924110)
SME Growth Limited (ACN 79678194)
Sparad (No 24) Pty Limited (ACN 57975087)
STAR9 PTY LTD (ACN 089443274)
Super Partners Pty Limited (ACN 81837961)
The Colonial Mutual Life Assurance Society Ltd (ACN 4021809)
Victorian Fleet Lease Arranger Pty Limited (ACN 77164811)

End of Annexure A

Annexure B

This is the annexure mark B referred to in Form 603, Notice of initial Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 27/08/2008

John Damien Hatton – Company Secretary

Colonial First State Investment Limited (2)

Date	Registered Company	Transaction type	Quantity	Consideration
29 Apr 2008	Brown Brothers Harriman	SELL	-4158	-2992
15 May 2008	Brown Brothers Harriman	SELL	-24604	-15862
19 May 2008	Brown Brothers Harriman	SELL	-33503	-21800
22 May 2008	Brown Brothers Harriman	SELL	-2111	-1371
29 May 2008	Brown Brothers Harriman	SELL	-33002	-21668
27 Aug 2008	Brown Brothers Harriman	BUY	20490917	5957222
Total			**20393539**	**5893529**
Entity Total			**20393539**	**5893529**

Colonial First State Investment Limited (1)

Date	Registered Company	Transaction type	Quantity	Consideration
09 May 2008	Goldman Sachs (Asia) L.L.C	SELL	-160000	-105655
13 May 2008	Goldman Sachs (Asia) L.L.C	SELL	-40000	-26534
27 Aug 2008	Goldman Sachs (Asia) L.L.C	BUY	3000000	872175
Total			**2800000**	**739986**
Entity Total			**2800000**	**739986**

Grand Total			**23193539**	**6633515**

End of Annexure B